Exhibit 3.01

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED STOCK OF

PETROGRESS, INC.

In accordance with Section 151 of the Delaware General Corporation Law and the constituent documents of the Corporation, the director and shareholders owning a majority of the common shares of Petrogress, Inc. (the “Corporation”), have established that one hundred (100) shares of the Corporation’s authorized Preferred Stock shall be designated as Series A and have the following terms, powers, preferences and rights. The Board of Directors of the Corporation shall adopt a resolution consistent with the requirements hereof prior to the issuance of any shares of the Series A.

1. Name; Number of Shares; Designation. A total of one hundred (100) shares of preferred stock par value $100.00 per share, of the Corporation are hereby designated as Series A Preferred Stock (the “Series A”).

2. Voting Rights. The Holder(s) of the Series A share shall as a class have rights in all matters requiring shareholder approval to a number of votes equal to two (2) times the sum of:

(i)	the total number of shares of common stock which are issued and outstanding at the time of any election or vote by the shareholders; plus
(ii)	the number of shares of Preferred Stock issued and outstanding of any other class that has voting rights, if any.

These voting rights may, if required, extend to a number of votes in excess of the total number of shares authorized.

3. Conversion. The Holder(s) of the Series A share shall not be entitled to convert the Series A share to shares of Common Stock or any other class of the Corporation’s stock.

4. Dividends. The Holder(s) of the Series A shares shall not be entitled to dividends.

5. Liquidation Preference. In the event of liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the Holder(s) of the Series A share will be entitled to receive out of the assets of the Corporation, prior and in preference to any distribution of the assets or surplus funds of the Corporation to the holders of any other class of preferred stock or the Common Stock, the amount of One Hundred Dollars ($100.00) per share, and will not be entitled to receive any portion of the remaining assets of the Corporation except by reason of ownership of shares of any other class of the Corporation’s stock.

6. Redemption. The Series A shares shall not be subject to redemption by the Corporation.

7. Restrictions and Limitation. In addition to any other rights provided by law, so long as the Series A share remains issued and outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of the Holder(s):

(i) alter, modify, amend or repeal (whether by merger or otherwise) any of the terms of this Certificate of Designation in any way;

(ii) amend or repeal any provision of, or add any provision to, the Corporation’s Articles of Incorporation or By-laws;

(iii) create (whether by merger or otherwise) any new series or class of Capital Stock;

(iv) increase or decrease (whether by merger or otherwise) the authorized number of shares of any series or class of Capital Stock;

(v) authorize or issue shares of stock of any class or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having option rights to purchase, any shares of stock of the Corporation having any preference or priority as to dividends, assets, or other rights;

(vi) alter or change the preferences, rights, privileges or power of, or the restrictions provided for the benefit of any Preferred Stock to include any preference or priority as to dividends, assets, or other right superior to or on a parity with any such preference or priority of the Preferred Stock;

(vii) re-classify any class or series of any Capital Stock hereafter created junior to the Preferred Stock into shares having any preference or priority as to dividends, assets or other right superior to or on a parity with any such preference or priority of the Preferred Stock;

(viii) increase the number of directors.

8. Voting Rights as a Class; Shareholder Consent; Limitations. The voting rights set out in Section 2 and the consents required in Section 7 of this Certificate of Designation shall be exercised by the class collectively. If there is more than one Holder of Series A, then each of them shall have a single vote per share of Series A with respect to any matter requiring shareholder approval, and a majority of votes shall determine whether the Series A, as a class, will approve or reject any shareholder resolution or provide consent, including with respect to any matter requiring shareholder approval, at the request of the directors, such that a shareholder meeting will not be required to effect corporate action. The Series A will not be permitted to offer shareholder proposals or resolutions by proxy or otherwise, but will be permitted to nominate no more than five (5) directors to serve the Corporation.

IN WITNESS WHEREOF, the Incorporator has executed this Certificate for attachment to its Articles of Incorporation as of this date.

Date: July 13, 2017.

Petrogress, Inc.

By: /s/ Christos P Traios

Christos P. Traios, Sole Director